Exhibit 4.4
Terms and Conditions of the
ASML Performance Stock Option Plan
For Senior and Executive Management
(version 1)

ASML Performance Stock Option Plan for Senior and Executive Management
Related documents
In these terms and conditions reference is being made to the ASML Insider Trading Rules 2005, as amended from time to time (the ‘ASML Insider Trading Rules’). This document can be consulted on the ASML Intranet. In case of the absence of access to the ASML Intranet, the Employee will be provided with a hard copy of this document.

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Article 1 Definitions
In the terms and conditions of this Plan and in the related documents, the following terms and expressions shall have the meanings as set out and below, unless explicitly stated otherwise:

Adoption Date	the date on which this Plan is adopted by the Board of Management;

Articles of Association	the articles of association of the Company as amended from time to time;

Board of Management	the board of directors of the Company as mentioned in Article 13 of the Articles of Association;

Choice Form	the form used by Employee on which he indicates whether he wishes to participate in the Performance Stock Option Plan for Senior and Executive Management and/or Performance Share Plan for Senior and Executive Management, which form is submitted to the Company duly signed before the Date of Award.

Company	ASML Holding N.V., having its registered seat at De Run 6501, 5504 DR Veldhoven, The Netherlands, registered with the Chamber of Commerce (Kamer van Koophandel) of Oost-Brabant under registration number 17085815;

Confirmation Letter of Vesting	the notification in respect of the number of Options that becomes exercisable per the Vesting Date, at the end of the Embargo Period;

Date of Grant	the date on which an Option is granted to a Participant, which shall be the date specified in the Option Agreement;

Embargo Period	the period following the Date of Grant as specified in the Option Agreement, in which an Option cannot be exercised;

Employee	a natural person who is employed by the Company in job grades 92 through 95 on the Date of Grant and who is on her or a Group Company’s payroll on that date;

Employer	the Company or Group Company which employs Employee on the Date of Grant;

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Exercise Period	the period following the Embargo Period in which an Option can be exercised in accordance with Article 8;

Exercise Price	the price at which the Participant may acquire one Share upon the exercise of one Option, which is determined in accordance with Article 6;

Expiration Date	the last day of the Option Period, being the last day on which the Option can be exercised as specified in the Option Agreement;

General Meeting	the general meeting of shareholders as mentioned in Article 27 of the Articles of Association;

Group Company	an affiliated company of the Company, which affiliation is determined by section 24c of Book 2 of the Dutch Civil Code, irrespective of the jurisdiction of such company and irrespective of the place where it has its registered office;

Option	a right granted by the Company to the Participant to acquire one Share during the Exercise Period for payment of the Exercise Price. Options granted to United States residents or citizens will give such Participants the right to acquire Shares quoted on the NASDAQ Global Select Market, while Options granted to all other Participants will give the right to acquire Shares quoted on the NYSE Euronext;

Option Agreement	the signed written agreement, including all annexes thereto, if any, between the Participant and the Company, setting forth the terms and conditions of the Options in accordance with Article 4;

Option Period	the period in which the Option remains valid beginning at the Date of Grant and ending per the Expiration Date as specified in the Option Agreement in accordance with Article 5.1;

Option Rules	the ASML Stock Option Plan (version 2) including any modifications subsequently introduced therein, on which this Plan is based;

Participant	an Employee of the Company or of any Group Company to whom an Option has been granted under the terms and conditions of this Plan or the heirs of such Employee;

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Performance Conditions	the performance conditions attached to the grant of an Option as set out in the annex to the Option Agreement;

Performance Period	the period, as stipulated in the Option Agreement, comprising one (1) calendar year, being the calendar year following the year in which the Date of Grant falls, over which period the fulfilment of the Performance Condition is measured in accordance with Article 9;

Plan	the terms and conditions of the ASML Performance Stock Option Plan for Senior and Executive Management including the Option Agreement and the Confirmation Letter of Vesting in its present form or as amended from time to time in accordance with the provisions hereof;

Scheme Audit	objective determination of the fulfilment of any conditions under this Plan, by the Company’s auditor or an expert acting independently as appointed by the Board of Management;

Share	an ordinary share in the capital of the Company, having a nominal value of EUR 0.09 (nine eurocents) or any other nominal value such Share may have in the future;

Stock Exchange	the stock exchange of NYSE Euronext at Amsterdam, The Netherlands, or the NASDAQ Global Select Market, New York City, New York, United States of America;

Supervisory Board	the board of supervisory directors of the Company as mentioned in Article 20 of the Articles of Association;

Termination for Cause	shall have the meaning as stated in section 7:677 in conjunction with section 7:678 of the Dutch Civil Code at that time or have the meaning as defined in any other jurisdiction to which a Participant may be subject;

Vesting	Options become exercisable, and

Vesting Date	the date upon which the Options underlying the grant become exercisable.
Article 2 Interpretation
Words or expressions used in the Plan shall where appropriate:
(i)	when denoting the masculine gender include the feminine and vice versa;

(ii)	when denoting the singular include the plural and vice versa;

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(iii)	when referring to any enactment be construed as a reference to that enactment as for the time being consolidated, amended, re-enacted or replaced and shall include any regulations made there under;

(iv)	when a period of time is specified and starts from a given day or the day of an act or event or ends on a given day, be calculated inclusive of that day;

(v)	be construed such that the headings and sub-headings are for ease of reference only, and do not affect the interpretation of any Article;

(vi)	when referring to any enactment or regulations under Dutch law, be construed at the discretion of the Board of Management as a reference to other applicable laws or regulations of any other country (or region of a country), unless mentioned otherwise; and

(vii)	references to tax and/or social security contributions and/or withholding taxes shall for the avoidance of doubt include The Netherlands and any other jurisdiction to which a Participant may be subject.
Article 3 Scope and Object
This Plan forms part of the Option Rules and contains the terms and conditions that are applicable to the Participant pursuant to Article IV of the Option Rules.
Article 4 Grant of Options
4.1	A grant of Options can be made quarterly two days after the date of publication of the Company’s financial results, in accordance with a consistent policy regarding frequency, timing and terms and conditions, and subject to the ASML Insider Trading Rules and applicable mandatory provisions regarding insider trading, as amended from time to time.

4.2	Each grant shall be evidenced by an Option Agreement concluded between the Participant and the Company, setting forth the terms and conditions pertaining to such grant. By signing the Option Agreement or associated Choice Form the Participant acknowledges that he has read the Plan and the ASML Insider Trading Rules and declares that he fully understands and will fully comply with the provisions of the Plan and the ASML Insider Trading Rules.

4.3	An Option Agreement shall specify, inter alia, the number of Options granted, the Date of Grant, the Option Period, the Embargo Period, the Exercise Period, the Exercise Price, the Performance Condition, the Performance Period and all such other information as required by the terms and conditions of this Plan.

4.4	If the Participant wishes to participate in the Plan, he is required to return a signed copy of the Choice Form before the Date of Grant or the Option Agreement to the Company within one (1) calendar month following the date on which the Option Agreement has been signed by the Company as stated in the Option Agreement. Option Agreements or Choice Forms signed and returned before the due date will be considered accepted by the Participant on the date the Option Agreement has been signed by the Company.

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4.5	Except for the payment provisions as set out in Article 13, no consideration shall be payable by a Participant for the grant of an Option made for his benefit.
Article 5 Option Period
5.1	The Option Period shall be a period of ten (10) years commencing on the Date of Grant as specified in the Option Agreement.

5.2	Options may only be exercised within the Exercise Period following the expiry of the Embargo Period as specified in the Option Agreement in accordance with the provisions of Article 8 of this Plan.

5.3	Options that have not been exercised within the Exercise Period shall lapse on the day following the Expiration Date and become null and void.

5.4	Notwithstanding the provisions of paragraphs 1 through 3 of this Article, the Option Period may be extended under the circumstances as referred to in Article 9.5 by a maximum period of 12 (twelve) months.
Article 6 Exercise Price
The Exercise Price shall be equal to the closing price ‘cum dividend’ of a Share on the NYSE Euronext Stock Exchange, Amsterdam, The Netherlands on the Date of Grant. For United States residents or citizens, the EUR (euro) denominated Exercise Price will be converted into a USD (United States dollar) Exercise Price by taking the Exercise Price defined in the first sentence of this Article and applying the EUR—USD exchange rate fixing on the Date of Grant as published by the European Central Bank at or around 14.00 hours C.E.T.
Article 7 Non-transferability of the Option
The Option granted is strictly personal and non-transferable. No Option shall be capable of being sold, transferred or assigned by the Participant other than in a manner specified in the Plan and the Option cannot be charged, pledged, encumbered or otherwise used for the purpose of creating security title or interest of whatever nature.
Article 8 Exercise of Options
8.1	Notwithstanding the provisions of Article 10, Options are exercisable at any time during the Exercise Period, provided that the Participant is employed by the Company or any Group Company on the last day of the Embargo Period.

8.2	Options may be exercised only in accordance with established ASML procedures existing at the time of exercise.

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8.3	When exercising Options the Participant must comply with the ASML Insider Trading Rules, as in force at the time of exercise.

8.4	Options may be exercised by the Participant for the total number of underlying Shares or in tranches of 100 or multiples thereof (with the exception of the last tranche), with the provision that each exercise must take place within the Exercise Period, provided such exercise is not in conflict with the provisions of Article 14.
Article 9 Conditions
9.1	The Board of Management shall have the authority and complete discretion to impose any Performance Conditions, being conditions and limitations in addition to any conditions and limitations contained in this Plan which must be achieved during a certain period in order for the Option to become exercisable, provided that such additional conditions and limitations shall:
(i)	be objective and are specified in the Option Agreement; and

(ii)	be such that the grant of the Option after the Scheme Audit and the fulfilment or attainment of any conditions and limitations so specified shall not be dependent upon the further discretion of any person, other than the determination by the Board of Management that such conditions or limitations have been fulfilled based on the Scheme Audit; and

(iii)	not be capable of amendment, variation or waiver unless a major change in the organisation and/or the market and/or business circumstances occurs which causes the Board of Management to consider that a waived, varied or amended condition would be a fairer measure and would not be more difficult nor easier to satisfy than any existing additional conditions.
9.2	Notwithstanding the provisions of Article 10, the Options will become exercisable upon the Vesting Date stated in the Option Agreement provided that:
(i)	the Performance Conditions imposed on the grant in accordance with Article 9.1 have, based on the Scheme Audit, been fulfilled and attained at the end of the Performance Period;

(ii)	the Embargo Period has ended; and

(iii)	the Participant is employed within the Group at the Vesting Date.
9.3	Where necessary or desirable for the administration of the Plan, the Board of Management shall establish operating guidelines regarding, inter alia, Performance Conditions and the procedure for arranging, operating and completing the Scheme Audit. Participants are deemed to comply with these operating guidelines where applicable.

9.4	Promotion, demotion or transfers within the Company or Group Company of a Participant at any time during the Embargo Period shall not affect any Option nor shall it affect the fulfilment of any Performance Conditions attached to any Option granted.

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Article 10 Termination of employment
10.1	In case of termination of the employment relationship between Employee and Employer for reasons other than those mentioned in Articles 10.3 to 10.5, without immediate re-employment of Employee by Employer or another Group Company, all Options granted which are not exercised at the time of termination of the employment relationship shall lapse forthwith, insofar as Article 10.2 is not applicable. All Options that have thus become null and void will do so without Participant being entitled to any compensation in this respect from Employer or another Group Company.

10.2	In case of termination of the employment relationship between Employee and Employer as described in Article 10.1, other than being voluntary termination by Employee, the following “90 Day Period Rule” will apply.

The “90 Day Period Rule” determines that exercisable options may be exercised for a period 90 days from the Date of Notice. The “Date of Notice” for this Article being the date on which the Formal Notice Period commences. In the absence of a Formal Notice Period exercisable options may be exercised for 90 days from the Date of Termination. The “Date of Termination” for this Article being the date on which the employment relationship between Employee and Employer is terminated. Options that become exercisable after the expiration of the Embargo Period during the 90 day period may be exercised until the end of the 90 day period as stipulated in this paragraph.

10.3	If, during the Option Period, Employee is terminated for Cause by Employer, regardless of whether employment activities have been terminated, any Options not yet exercised on the Date of Notice, or in the absence of a Date of Notice the Date of Termination, shall lapse immediately and become null and void. All Options that have thus become null and void will do so without Participant being entitled to any compensation in this respect from Employer or another Group Company. Article 10.2 is not applicable.

10.4	In case of termination of the employment relationship between Employee and Employer due to Employee’s (i) death, or (ii) incapability to act, the Options may be exercised during the entire Option Period as per the Date of Termination or as per the end of the Performance Period, whichever is latest. In case the remaining Option Period, measured from the Date of Termination for aforementioned reasons, consists of less than 12 (twelve) months, the Option Period will be extended such that the remaining Option Period will be at least 12 (twelve) months counting from the Date of Termination. Therefore, if the Date of Termination for reasons mentioned in the first sentence of this Article, falls within 12 (twelve) months before the end of the Option Period as defined in Article 5.1, the Option Period will effectively be prolonged beyond the period as defined in Article 5.1. Article 10.2 is not applicable.

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10.5	In case of termination of the employment relationship between Employee and Employer due to Employee’s (iii) retirement or (iv) occupational disability (within the meaning of the Dutch “Work and Income according to Capacity to Work” Act [Wet Werk en Inkomen naar Arbeidsvermogen]), the Options may be exercised during the entire Option Period, after the Embargo Period has expired.

Retirement for this Plan is defined as (a) leaving the employment of Employer at the age of 55 (fifty five) years or later in case Employee is eligible to (early) retirement payments paid by a State, Federal or private pension fund, or (b) leaving the employment of Employer under the “Rule of 65” without being eligible to (early) retirement payments paid by a State, Federal or private pension fund.

The “Rule of 65” determines that Employee is deemed to retire for these Option Conditions in case Employee leaves the employment of Employer at the age of 55 (fifty five) years after 10 (ten) years of continued employment with ASML, Group Company or her legal predecessors. For every additional year in excess of 55 (fifty five) years of age, Employee is required to have one year less of continued employment, until the age of 65 (sixty five) years. Employee is deemed to retire for these Option Conditions in case Employee leaves the employment of Employer at the age of 65 (sixty five) years with one or less years of continued employment with ASML, Group Company or her legal predecessors. Article 10.2 is not applicable.
Article 11 Variation of capital
11.1	Subject to Article 7, in the event of a share split, reverse share split, any capitalisation issue (other than a capitalisation issue in substitution for, or as an alternative to, a cash dividend), or rights issue or rights offer or any reduction, sub-division, consolidation or other variation of the capital of the Company affecting the number of Options in issue (including any change in the currency in which Options are denominated), the number of Options subject to any grant may be adjusted by the Company without prejudice (including retrospective adjustments where appropriate) in such manner as the Company considers to be in its opinion fair and reasonable, however, in no event shall the Company be obliged to make such adjustment.

11.2	Notice of any adjustment shall be given by the Company to those Participants affected by such adjustment.
Article 12 Tax, social security and costs
12.1	All applicable personal tax and employee social security contributions as a result of or in respect of the implementation of the Plan shall be borne by the Participant.

12.2	It shall be the obligation of the Company to issue or to procure the grant of the Options to the Participant and the Participant shall permit the Company or any Group Company to withhold and account for an amount equal to any wage or income tax, employee’s social

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security contributions liability and any other liabilities for which the Company or a Group Company as the case may be, has an obligation to withhold and account.
12.3	Whenever Options are to be granted under the Plan, the Company or any Group Company may require the Participant to remit to the Company or a Group Company or upon the request of the Participant to deduct as a one-off payment from the net salary or the net annual bonus (if any) of the Participant, an amount sufficient to satisfy all withholding tax requirements at the time of the exercise, including, but not limited to, the withholding of wage tax, income tax and employee social security contributions.

12.4	The Plan is based on the applicable tax and social security legislation and regulations prevailing at the Adoption Date. If any tax and/or social security legislation or regulations are amended after the Adoption Date and any tax or employee social security contributions become payable, the costs and risks related thereto shall be borne by the Participant.

12.5	For the avoidance of doubt, the provisions of Articles 12.1 to 12.4 shall apply to a Participant’s liabilities that may arise on the exercise in more than one jurisdiction.

12.6	The Participant shall be liable for all costs relating to the exercise of the Option including but not limited to costs charged by stock brokers in connection with the Shares acquired following the exercise of the Options and subsequent sale of such Shares.

12.7	Costs relating to the issue of new and/or transfer of existing Shares following the exercise of Options shall be for the account of the Company.
Article 13 Prevention of Insider Trading
The Participant who signs the Option Agreement shall at the same time be deemed to accept the applicable ASML Insider Trading Rules and act accordingly.
Article 14 Notices
14.1	Notices which must be given by the Company to the Participant pursuant to or in connection with the Option Rules and/or the Plan shall be regarded as correctly addressed if sent to the address of the Participant as recorded in the Human Resources and Organization Staff Records Department of the Company or any other address as may appear to the Company to be appropriate, or by e-mail message or in any other format agreed in advance between the Participant and the person giving the notice on behalf of the Board of Management.

14.2	Any notice or other document required to be given to the Company or the Board of Management shall be delivered in a format agreed in advance between the Participant and the person receiving the notice. Notices sent by post, unless received earlier, shall be deemed to have been given on the fifth day following the date of posting.

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Article 15 Governing Law and Disputes
15.1	This Plan, including its formation, existence, construction, performance, validity and all aspects whatsoever of the Plan, any term of the Plan and Grant made under it, shall be governed by the law of The Netherlands, except where mandatory local law shall apply. The Company and the Participants irrevocably submit, in respect of any suit, action or proceeding related to the interpretation or enforcement of the Plan, to the exclusive jurisdiction of the District Court of ‘s-Hertogenbosch, The Netherlands .

15.2	The decision of the Board of Management in any dispute or question relating to any Award shall be final and conclusive subject to the terms and conditions of this Plan.
Article 16 Amendments
16.1	The Board of Management shall have the power to amend the Option Rules and/or the Plan or add further provisions to the same at any time.

16.2	The Participant shall be informed in writing of any amendments or measures as referred to in this Article.
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